March 25, 2011

VIA EDGAR

Mr. Patrick Gilmore

Accounting Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Magma Design Automation, Inc. Form 10-K for the Fiscal Year Ended May 2, 2010 Filed July 16, 2010
Form 10-Q for the Quarterly Period Ended January 30, 2011
Filed March 1, 2011
File No. 000-33213

Dear Mr. Gilmore:

Magma Design Automation, Inc. (the “Company”) submits this letter in response to a comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated March 15, 2011 relating to the Company’s above-referenced Form 10-Q for the quarterly period ended January 30, 2011. The Company’s response to the Staff’s comment is set forth below. For the convenience of the Staff, the comment is restated in italics prior to our response.

Form 10-Q for the Quarterly Period Ended January 30, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Restructuring Charges, page 32

1.	We note your disclosure that the increase in restructuring charges in the three and nine months ended January 30, 2011 relates to payments and adjustments made to the previously estimated amounts for discontinued software for internal use and severance. We further note your disclosure on page 14 that the Company did not initiate any additional restructuring activities during the nine months ended January 30, 2011. Please describe for us more fully the nature of the circumstances resulting in the charges related to “facilities and other” during the three months ended January 30, 2011. Describe the initial restructuring plan and activities related to this item, how and when the initial estimate was determined for this item, and the reasons for the change in estimate during the most recent quarter. In addition, please explain why there is a restructuring liability accrued as of January 30, 2011 if these charges relate to discontinued internal use software.

Mr. Patrick Gilmore

March 25, 2011

Response: The Company advises the Staff that during the quarterly period ended January 30, 2011, the Company determined it was no longer receiving any economic benefit from its legacy customer relationship management (“CRM”) platform (the “OLD CRM tool”). This determination was made several quarters earlier than projected in connection with the final phase of various restructuring activities initiated by the Company in fiscal 2009 (the “2009 Restructuring Plan”). The OLD CRM tool was purchased software from a third party vendor under a time based license agreement. A major component of the 2009 Restructuring Plan was to assess the effectiveness of all purchased software used internally to support operations, taking into account the restructured organization and projected needs for the immediate future (the “Software Tools Review”). This component of the 2009 Restructuring Plan was conducted in three phases, as follows: (i) reduce annual cost of purchased software tools to better align with current business needs, (ii) identify alternatives to tools which no longer support the Company’s restructured operations, and (iii) select and implement alternative tools to support a new operating model.

Phase 1 of the Software Tools Review for the OLD CRM tool was completed during the third quarter of fiscal 2009 when the Company negotiated a 30% reduction in the annual license fee of the existing contract to better align with its current business needs and agreed to extend the contract for one additional year (until January 30, 2012) (the “new contract”). Management believed the additional year was necessary to allow sufficient time to: (i) evaluate the OLD CRM tool; and (ii) if necessary, identify, design and implement an alternative tool should the Company conclude the OLD CRM tool no longer supports the Company’s new operating model. Because the OLD CRM tool continued to provide economic benefit, the Company planned to use it through the end of the new contract period, and the reduced annual license fee under the new contract was reasonably aligned with the existing level of business, management determined there was no estimated cost to record related to the Phase 1 restructuring of the OLD CRM tool in fiscal 2009.

Phase 2 of the Software Tools Review for the OLD CRM tool was completed during the first quarter of fiscal 2010 when management concluded that the OLD CRM tool did not support the new operating model. After assessing six alternative platforms to the OLD CRM tool, the Company selected an alternative platform to further pursue as the Company’s NEW CRM tool in the first quarter of 2011. The testing of the NEW CRM tool was successful and, during the third quarter of fiscal 2011, the Company decided to implement the NEW CRM tool (i.e., Phase 3). On January 17, 2011, the Company submitted written notification to the OLD CRM tool supplier of its intention to cease using the OLD CRM tool and requested relief for the last year of the license fee due under the new contract. The OLD CRM tool supplier denied the request and demanded full payment for its final scheduled invoice dated January 1, 2011, with a due date of January 31, 2011 (i.e., fourth quarter of fiscal 2011). The invoice totaled $0.7 million and covered the license period January 31, 2011 to January 30, 2012, which was the last year of the license period under the new contract negotiated during Phase 1 of the Software Tools Review.

Mr. Patrick Gilmore

March 25, 2011

Management determined that as of January 30, 2011, the OLD CRM tool was no longer providing an economic benefit to any functional area. Management concluded: (i) this cost is restructuring related, as the invoice was for the final year of the license period under the new contract renegotiated with the OLD CRM tool supplier during Phase 1 of the Software Tools Review; (ii) this cost resulted from the completion of Phase 3 of the Software Tools Review earlier than projected and therefore did not relate to any new restructuring plans or actions; and (iii) the $0.7 million January 1, 2011 invoice from the OLD CRM tool supplier represented a cost that would continue to be incurred under a binding contract without economic benefit to the Company.

Management concluded the facts and circumstances surrounding the discontinued use of the OLD CRM tool changed in the third quarter of fiscal 2011 as a result of completion of testing of the NEW CRM tool in its own environment and the Company not successfully obtaining relief from its contract with the OLD CRM tool supplier. In accordance with ASC 420-10-25-13, a restructuring charge was recorded at the cease use date in the third quarter of fiscal 2011 and disclosed as a change in estimate from amounts previously considered in connection with the 2009 Restructuring Plan. Management recorded a restructuring liability in the third quarter of fiscal 2011 because the invoice from the OLD CRM tool supplier was received but had not been paid as of the end of the third quarter of fiscal 2011.

In response to the Staff’s comment, the Company intends to provide expanded disclosure in the Notes to Consolidated Financial Statements and Management’s Discussion and Analysis of Results of Operations in its Form 10-K that will be filed for the fiscal year ending May 1, 2011 to clarify the nature of this charge.

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In connection with responding to the Staff’s comment, the Company acknowledges that: (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comment and request that the Staff contact the undersigned at (408) 565-6040 with any questions or comments regarding this letter.

Sincerely,
Magma Design Automation, Inc.
/s/ Peter S. Teshima
Peter S. Teshima
Corporate Vice President, Finance and Chief Financial Officer